Exhibit 99.1

Cable and Wireless plc – Company Secretary

Ken Claydon, Company Secretary of Cable and Wireless plc, retires from the Company with effect from 31st May 2004. Andrew Garard, Group General Counsel, will succeed Mr Claydon as Company Secretary with effect on and from 1st May 2004.

Mr Garard will be supported by Jon Bolton, Head of Company Secretariat.

Cable & Wireless Chairman, Richard Lapthorne, paid tribute to Ken Claydon.

"Ken has been with Cable & Wireless for more than 41 years and was appointed Company Secretary in 1991. His term as Company Secretary has coincided with a period of enormous corporate change for the Group and he has provided invaluable assistance to the Board throughout his many years in this key role, not least during the period of significant change at Board level over the past year."